UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under the
Securities Exchange Act of 1934
For the month of July 2023

Commission File Number: 1-32754

BAYTEX ENERGY CORP.
(Exact name of registrant as specified in its charter)
2800, 520 – 3rd AVENUE S.W.
CALGARY, ALBERTA, CANADA
T2P 0R3
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
This Report on Form 6-K of Baytex Energy Corp. (the "Company") includes as Exhibit 99.1 the Company's Condensed Interim Unaudited Consolidated Financial Statements for the three and six months ended June 30, 2023 and 2022 and as Exhibit 99.2 the Company's Management's Discussion and Analysis for the three and six months ended June 30, 2023 and 2022. Exhibits 99.1, 99.2 and 99.6 to this Report on Form 6-K shall be deemed to be filed and shall be incorporated by reference into the Company's

Registration Statements on Form S-8 (File No. 333-171568 and File No. 333-272971) and Form F-3 (File No.333-273020)

EXHIBIT INDEX

Exhibit No.	Document
99.1	Condensed Interim Unaudited Consolidated Financial Statements for the three and six months ended June 30, 2023 and 2022
99.2	Management's Discussion and Analysis for the three and six months ended June 30, 2023 and 2022
99.3	Certification of Interim Filings (Form 52-109F2) – Chief Executive Officer
99.4	Certification of Interim Filings (Form 52-109F2) – Chief Financial Officer
99.5	Press Release dated July 27, 2023 (Baytex Announces Second Quarter Results)
99.6	Press Release dated July 27, 2023 (Baytex Confirms Quarterly Dividend)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYTEX ENERGY CORP.

/s/ Chad L. Kalmakoff
Name:	Chad L. Kalmakoff
Title:	Chief Financial Officer

Dated: July 27, 2023